EROS INTERNATIONAL

VOTE

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DESIGNATION (IF ANY)
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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Online
Go to **www.envisionreports.com/EROS** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/EROS

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

X

Extraordinary General Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — The Board of Directors recommend a vote FOR proposal 1.

	For	Against	Abstain
1. That, conditional upon the completion of the Merger described in the accompanying Circular, the Articles of Association of the Company be amended as set out in the marked-up version of the Articles provided to shareholders as part of the proxy materials for the EGM.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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039IFF

Extraordinary General Meeting Admission Ticket

Extraordinary General Meeting of
Eros International Plc's Shareholders

will be held on June 29, 2020
Virtually via the internet at www.meetingcenter.io/290056059, at 10:00 am BST (UK). To access the Virtual Meeting, you must have the 15 digit control number that is printed in the shaded bar located on the reverse side of this form.

The password of this meeting is EROS2020.

Important notice regarding the Internet availability of proxy materials for the Extraordinary General Meeting of Shareholders.
The material is available at: www.envisionreports.com/EROS

This Proxy Card is furnished in connection with the solicitation by the Board of Directors of Eros International Plc of proxies from holders of its outstanding A ordinary shares to be exercised at the Extraordinary General Meeting.

Notes:

(i) A member entitled to attend and vote at the EGM convened by this notice is entitled to appoint one or more proxies to attend and, on a poll, to vote in his or her stead. A member may appoint one or more proxies in relation to the EGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.

(ii) In the case of joint holders, the signature of only one of the joint holders is required on the Extraordinary General Meeting Proxy Card. However, if more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders.

(iii) To appoint a proxy you may use the Extraordinary General Meeting Proxy Card available at www.envisionreports.com/EROS where you can also view all proxy materials. To be valid, the Extraordinary General Meeting Proxy Card, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of the same, must be deposited by 10:00 am BST on June 27, 2020 at the offices of the Company's Transfer Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, United States of America. The completion and return of the Extraordinary General Meeting Proxy Card will not preclude a member from attending the EGM and voting its own shares in accordance with the electronic voting procedures that apply at the EGM.

(iv) The Company has specified that only those holders of the Company's shares registered on the register of members of the Company as at 10:00 am BST on June 27, 2020, or, in the event that the EGM is adjourned, on the register of members 48 hours before the time of any adjourned EGM shall be entitled to attend and vote at the EGM or such adjourned EGM in respect of the number of such shares registered in their name at the relevant time. Changes to entries on the register of members after 10:00 am BST on June 27, 2020 or, in the event that the EGM is adjourned, on the register of members of the Company less than 48 hours before the time of any adjourned EGM, shall be disregarded in determining the rights of any person to attend and vote at the EGM or such adjourned EGM.

(v) The Directors have fixed the close of business on June 1, 2020, as the record date (the "Record Date") for the determination of the shareholders who will be given notice of the EGM.

(vi) As at the Record Date the Company's issued share capital consisted of 143,232,930 A ordinary shares and 19,899,085 B ordinary shares. Each A ordinary share carried the right to one vote at the EGM and each B ordinary share carried the right to ten votes at the EGM, therefore, the total number of voting rights in the Company as at the Record Date is 342,223,780.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Eros International Plc

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Notice of Extraordinary General Meeting of Shareholders

Proxy Solicited by Board of Directors for Extraordinary General Meeting — June 29, 2020

The Chairman of the meeting is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Extraordinary General Meeting of Shareholders of Eros International Plc to be held on June 29, 2020 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR item 1.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

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